Simplex Trading, LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 331,999
Financial instruments owned, at fair value	1,280,780,303
Dividends receivable from broker-dealer	364,601
Other assets	15,918
Total assets	$ 1,281,492,821
Liabilities and Member's Equity	
Liabilities:	
Due to broker-dealer	$ 246,129,743
Financial instruments sold, not yet purchased, at fair value	929,588,567
Payable to affiliates	17,991,653
Accounts payable and accrued expenses	6,647,751
Total liabilities	1,200,357,714
Member's equity	81,135,107
Total liabilities and member's equity	$ 1,281,492,821

See Notes to Statement of Financial Condition.